UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

28 OCTOBER 2015

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-189150 and 333-189150-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2015, and is being incorporated by reference into the Registration Statement with File Nos. 333-189150 and 333-189150-01.

BASIS OF PRESENTATION

This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the nine months ended 30 September 2015.

Statutory basis Statutory results are set out on pages 5 to 8.

Underlying basis

In order to present a more meaningful view of business performance, the results are also presented on an underlying basis excluding items that in management’s view would distort the comparison of performance between periods. Based on this principle, the following items are excluded from underlying profit:

–     asset sales and other items, which includes the effects of certain asset sales, the impact of liability management actions, the volatility relating to the Group’s own debt and hedging arrangements as well as that arising in the insurance businesses, insurance gross up, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments and certain past service pensions credits or charges in respect of the Group’s defined benefit pension arrangements;

–     Simplification costs, which for 2015 are limited to restructuring costs relating to the programme announced in October 2014. Costs in 2014 include severance, IT and business costs relating to the programme started in 2011;

–     TSB build and dual running costs and the loss relating to the TSB sale; and

–     payment protection insurance and other conduct provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2015 to the nine months ended 30 September 2014, and the balance sheet analysis compares the Group balance sheet as at 30 September 2015 to the Group balance sheet as at 31 December 2014.

TSB

On 24 March 2015 the Group sold a 9.99 per cent interest in TSB Banking Group plc (TSB) reducing its holding to 40 per cent. This sale resulted in a loss of control over TSB and its deconsolidation. Accordingly, the Group’s results in 2015 include TSB for the first quarter only.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone or European Union (EU) (including the UK as a result of a referendum on its EU membership) and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; pandemic, natural and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the EU, the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

KEY HIGHLIGHTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2015

Statutory profit of £2,151 million

•	Statutory profit before tax of £2,151 million (nine months to 30 September 2014: profit of £1,614 million)

•	Total income, net of insurance claims, increased by £505 million, or 4 per cent, to £12,662 million (nine months to 30 September 2014: £12,157 million)

•	Total operating expenses increased by 7 per cent to £10,312 million (nine months to 30 September 2014: £9,677 million); excluding the regulatory provisions charges of £2,435 million (nine months to 30 September 2014: £2,000 million) and the charge of £665 million related to the TSB disposal in 2015 and the £822 million pension curtailment gain in 2014, operating expenses reduced by 15 per cent to £7,212 million (nine months to 30 September 2014: £8,499 million)

•	Reduction of 77 per cent in impairment charge to £199 million

Continued improvement in financial strength and performance

•	Underlying profit of £6,355 million, an increase of 6 per cent on the first nine months of 2014

•	Underlying income of £13,428 million in the first nine months of 2015, reduced by 3 per cent although flat when adjusted for the disposal of TSB

•	Underlying net interest income up 4 per cent, when adjusted for the disposal of TSB, primarily driven by margin improvement

•	Underlying costs flat, when adjusted for the disposal of TSB

•	Underlying impairment charge reduced by 64 per cent to £336 million, when adjusted for the disposal of TSB

•	Strong balance sheet and liquidity position with a CET1 ratio of 13.7 per cent, up 0.9 percentage points in the first nine months of 2015; a total capital ratio of 22.2 per cent; and a leverage ratio of 5.0 per cent (31 December 2014: 4.9 per cent)

Differentiated UK focused business model continues to deliver

•	Delivering growth in targeted areas including SME and Consumer Finance and meeting the Helping Britain Prosper Plan commitments by supporting first-time buyers and business start-ups

•	Cost discipline and low risk business model providing competitive advantage

•	UK government stake reduced to less than 11 per cent (as at 9 October 2015)

STATUTORY INFORMATION (IFRS)

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months to 30 Sept 2015	Nine months to 30 Sept 2014
	£ million	£ million

Interest and similar income	13,274	14,492
Interest and similar expense	(4,258)	(6,402)
Net interest income	9,016	8,090
Fee and commission income	2,319	2,771
Fee and commission expense	(955)	(937)
Net fee and commission income	1,364	1,834
Net trading income	(849)	6,620
Insurance premium income	3,181	5,125
Other operating income	993	(126)
Other income	4,689	13,453
Total income	13,705	21,543
Insurance claims	(1,043)	(9,386)
Total income, net of insurance claims	12,662	12,157
Regulatory provisions	(2,435)	(2,000)
Other operating expenses	(7,877)	(7,677)
Total operating expenses	(10,312)	(9,677)
Trading surplus	2,350	2,480
Impairment	(199)	(866)
Profit before tax	2,151	1,614
Taxation	(536)	(222)
Profit for the period	1,615	1,392

Profit attributable to ordinary shareholders	1,246	1,144
Profit attributable to other equity holders[1]	295	189
Profit attributable to equity holders	1,541	1,333
Profit attributable to non-controlling interests	74	59
Profit for the period	1,615	1,392

Basic earnings per share	1.8p	1.7p
Diluted earnings per share	1.8p	1.6p

[1]	The profit after tax attributable to other equity holders of £295 million (nine months to 30 September 2014: £189 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £60 million (nine months to 30 September 2014: £46 million).

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Sept 2015	At 31 Dec 2014
Assets	£ million	£ million

Cash and balances at central banks	61,278	50,492
Trading and other financial assets at fair value through profit or loss	145,164	151,931
Derivative financial instruments	30,760	36,128
Loans and receivables:
Loans and advances to banks	22,722	26,155
Loans and advances to customers	455,024	482,704
Debt securities	1,645	1,213
	479,391	510,072
Available-for-sale financial assets	33,594	56,493
Held-to-maturity investments	19,761	−
Other assets	47,765	49,780
Total assets	817,713	854,896

Liabilities
Deposits from banks	17,176	10,887
Customer deposits	418,576	447,067
Trading and other financial liabilities at fair value through profit or loss	54,894	62,102
Derivative financial instruments	27,697	33,187
Debt securities in issue	86,329	76,233
Liabilities arising from insurance and investment contracts	100,522	114,166
Subordinated liabilities	23,301	26,042
Other liabilities	40,216	35,309
Total liabilities	768,711	804,993

Shareholders’ equity	43,226	43,335
Other equity instruments	5,355	5,355
Non-controlling interests	421	1,213
Total equity	49,002	49,903

Total equity and liabilities	817,713	854,896

STATUTORY (IFRS) PERFORMANCE

Review of results

The Group recorded a profit before tax of £2,151 million for the nine months to 30 September 2015, an increase of £537 million, or 33 per cent, compared to the profit before tax of £1,614 million for the nine months to 30 September 2014.

On 20 March 2015 the Group announced that it had agreed to sell a 9.99 per cent interest in TSB to Banco de Sabadell S.A. (Sabadell) and that it had entered into an irrevocable undertaking to accept Sabadell’s recommended cash offer in respect of its remaining 40.01 per cent interest in TSB. The sale of the 9.99 per cent interest completed on 24 March 2015, resulting in a loss of control and the deconsolidation of TSB. On 30 June 2015 the Group announced that Sabadell’s offer had become unconditional in all respects and the proceeds were received on 10 July 2015. In the nine months to 30 September 2015 the Group incurred a charge of £660 million following the deconsolidation and sale of TSB; this comprised a gain of £5 million on disposal of the 9.99 per cent interest and the revaluation of the Group’s remaining holding, offset by a provision of £665 million in relation to the Group’s obligations under the Transitional Service Agreement and in respect of IT provision.

Total income, net of insurance claims, increased by £505 million, or 4 per cent, to £12,662 million for the nine months to 30 September 2015 from £12,157 million in the nine months to 30 September 2014.

Net interest income increased by £926 million, or 11 per cent, to £9,016 million. This increase was in part due to a decrease of £728 million in the charge within net interest income for amounts allocated to unit holders in Open-Ended Investment Companies (OEICs), from a charge of £363 million in the nine months to 30 September 2014 to a credit of £365 million in the nine months to 30 September 2015, reflecting market movements on the investments held in the OEICs together with the impact of changes in the population of consolidated OEICs. Excluding this item, net interest income was £198 million, or 2 per cent, higher at £8,651 million. The net interest margin increased, reflecting improved deposit pricing and mix, lower wholesale funding costs and the disposal of lower margin assets which were outside of the Group’s risk appetite partly offset by pressure on asset prices.

Other income decreased by £8,764 million, or 65 per cent, to £4,689 million compared to £13,453 million in the nine months to 30 September 2014. Net fee and commission income was £470 million, or 26 per cent, lower at £1,364 million, as a result of the sales of TSB and Scottish Widows Investment Partnership, lower levels of current account fees, challenging conditions in commercial banking and the impact of asset reductions. There was a decrease of £7,469 million in net trading income, mainly reflecting lower income from the insurance businesses due to the impact of market conditions on the policyholder assets within those businesses, this reduction being largely offset in the Group’s income statement by a decrease in insurance claims expense and the impact on net interest income of amounts allocated to unit holders in OEICs. Net trading income within the Group’s banking operations was little changed. Insurance premium income was £1,944 million lower at £3,181 million. Premium income in 2015 has been reduced by a charge of £1,959 million relating to the recapture by a third party insurer of a portfolio of policies previously reassured with the Group; excluding this item premium income was little changed. Other operating income was £1,119 million higher at £993 million compared to a deficit of £126 million in the same period of last year, reflecting the fact that 2014 included the loss of £1,362 million arising from the redemption of certain debt securities in issue. Excluding this loss, other operating income was £243 million, or 20 per cent, lower at £993 million in the nine months to 30 September 2015 as a result of a reduction in the value of in-force insurance business.

The insurance claims expense was £8,343 million, or 89 per cent, lower at £1,043 million, with the reduction largely matching the market-driven movements in insurance trading income, together with the movement in insurance premium income following the recapture by a third party insurer discussed above.

Excluding regulatory provisions, total operating expenses increased by £200 million, or 3 per cent, to £7,877 million; although the nine months to 30 September 2015 include a charge of £665 million relating to the disposal of TSB, and there was a pension curtailment gain of £822 million in the nine months to 30 September 2014. Excluding these items, costs were £1,287 million, or 15 per cent, lower at £7,212 million. This decrease reflects a £910 million reduction in Simplification and TSB build and dual-running costs, together with the impact of business disposals and the ongoing benefits of the Group’s efficiency programmes.

STATUTORY (IFRS) PERFORMANCE (continued)

Regulatory provisions totalled £2,435 million (nine months to 30 September 2014: £2,000 million), The Group increased the provision for expected PPI costs by a further £1,900 million in the first nine months of 2015 bringing the total amount provided to £13,925 million with £2,103 million remaining unutilised. Reactive complaint volumes remain higher than expected; and the increase in provision also reflects higher than expected redress rates in the remediation programme. The cash spend in the third quarter reduced to £634 million and included remediation and Past Business Review (PBR) repayments. Total cash spend year-to-date has been £2,346 million. A number of risks and uncertainties remain, in particular in respect of complaint volumes, which are primarily driven by Claims Management Company (CMC) activity. The current provision continues to assume a significant decrease in reactive complaint volumes over the next 15 months, compared with trends in recent quarters. If reactive complaint volumes do not decline or the decline is delayed, this could lead to additional provisions with sensitivities consistent with those provided in the Group’s 30 June 2015 results announcement. The Group notes the recent announcement from the FCA on potential time barring for PPI and Plevin and awaits further clarity on what the associated consultation process might mean for the sector. The Group has not reflected any possible impacts resulting from this FCA announcement in the provision at 30 September 2015.

The Group incurred a further charge of £535 million in the nine months to 30 September 2015 relating to potential claims and remediation in respect of products sold through the branch network and further investigation of matters highlighted through industry wide regulatory reviews, as well as legacy product sales and historical systems and controls such as those governing legacy incentive schemes.

Impairment losses decreased by £667 million, or 77 per cent, to £199 million driven by the significant reduction in respect of the portfolio of assets which are outside of the Group’s risk appetite and improvements in all banking divisions. The Group’s focus on effective risk management, the improved economic conditions and continued low interest rates have continued to drive lower impairment levels. The net charge includes significant provision releases, but at lower levels than realised in 2014.

The tax charge for the nine months to 30 September 2015 was £536 million, representing an effective tax rate of 25 per cent. This is higher than the UK corporation tax rate, due to the impact of non-deductible expenses and policyholder tax.

Following the enactment of tax changes in October 2015, the impact of the non-deductibility of PPI and conduct charges incurred after 8 July 2015 will be reflected in the final quarter of 2015.

On the balance sheet, total assets were £37,183 million, or 4 per cent, lower at £817,713 million at 30 September 2015, compared to £854,896 million at 31 December 2014. Loans and advances to customers decreased by £27,680 million, or 6 per cent, to £455,024 million, and customer deposits decreased by £28,491 million, or 6 per cent, to £418,576 million, both principally reflecting the deconsolidation of TSB which lead to a decrease of £21,643 million in loans to customers and £24,625 million in customer deposits. Shareholders’ equity decreased by £109 million, from £43,335 million at 31 December 2014 to £43,226 million at 30 September 2015 as the retained profit for the period of £1,541 million and a positive post-retirement defined benefit scheme remeasurement of £420 million were more than offset by the impact of the dividends paid to shareholders of £1,070 million and other reserve movements. Non-controlling interests were £792 million, or 65 per cent, lower at £421 million, as a result of the deconsolidation and sale of TSB.

At 30 September 2015 the Group’s wholesale funding had increased to £125 billion (31 December 2014: £116 billion) of which £42 billion (31 December 2014: £41 billion) had a maturity of less than one year. The increased funding has largely been used to strengthen the Group’s overall liquidity position.

The Group's common equity tier 1 capital ratio increased to 13.7 per cent at the end of September 2015, from 12.8 per cent at the end of December 2014, driven by a reduction in risk-weighted assets.

The Group paid an interim dividend of 0.75 pence per share, amounting to £535 million, in September 2015. The Group has a strengthened capital position with a common equity tier 1 ratio of 13.7 per cent and a leverage ratio of 5.0 per cent.

PERFORMANCE ON AN UNDERLYING BASIS

Underlying results

On an underlying basis, the Group’s profit before tax increased by £381 million, or 6 per cent, to £6,355 million in the first nine months of 2015, compared to £5,974 million in the same period in 2014.

Underlying income in the first nine months of 2015 decreased when compared to the same period in 2014, although it was broadly flat when adjusted for the impact of the sale of TSB. Net interest income, again adjusted for TSB, was higher than in the first nine months of 2014, reflecting continued improvement in net interest margin. The net interest margin improvement reflected improved deposit pricing and mix, lower wholesale funding costs and the disposal of lower margin assets which were outside of the Group’s risk appetite, partly offset by lower asset pricing.

Other income, net of insurance claims, decreased in the nine months of 2015 when compared to the first nine months of 2014, in part reflecting the disposal of TSB and other businesses, but also due to tougher trading conditions in Commercial Banking and lower income from the reducing portfolio of assets which are outside of the Group’s risk appetite.

Total costs, adjusted for TSB, were flat in the first nine months of 2015 when compared to the first nine months of 2014 with increased investment in the business offset by the benefits of the Group’s Simplification programmes.

The Group continued to experience reductions in the impairment charge in the first nine months of 2015. The impairment charge in this period was lower than the charge in the first nine months of 2014; the improvement reflects lower levels of impairment as a result of effective risk management, the reduction in the size of the portfolio of assets which are outside of the Group’s risk appetite, improved economic conditions and the continued low interest rates.

Reconciliation of underlying profit to statutory profit before tax

	Nine months to 30 Sept 2015	Nine months to 30 Sept 2014
	£m	£m

Underlying profit	6,355	5,974
Asset sales	(2)	79
Liability management	(6)	(1,378)
Own debt volatility	(232)	264
Other volatile items	(17)	(50)
Volatility arising in insurance business	(316)	(197)
Fair value unwind	(136)	(471)
Simplification and TSB build and dual running costs	(154)	(1,064)
Charge relating to TSB disposal	(660)	−
Payment protection insurance provision	(1,900)	(1,500)
Other conduct provisions	(535)	(500)
Past service pension credit	−	710
Amortisation of purchased intangibles	(246)	(253)
Profit before tax – statutory	2,151	1,614

Asset sales

Asset sales comprise the gains and losses on asset disposals (nine months to 30 September 2015: loss of £2 million; nine months to 30 September 2014: gain of £79 million), principally of assets which were outside of the Group’s risk appetite.

Liability management

Losses of £6 million arose in the nine months to 30 September 2015 (nine months to 30 September 2014: £16 million) on transactions undertaken as part of the Group’s management of its wholesale funding and capital. In March and April of 2014, the Group issued £5.35 billion of AT1 securities in exchange for £5.0 billion (nominal) of ECNs, giving rise to further liability management losses of £1,362 million in the nine months to 30 September 2014.

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Own debt volatility

Own debt volatility includes a loss of £369 million (nine months to 30 September 2014: gain of £276 million) relating to the change in fair value of the equity conversion feature of the Enhanced Capital Notes, which principally reflects the ongoing amortisation of the value of the conversion feature over its life. Own debt volatility also includes a gain relating to the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception.

Other volatile items

Other volatile items includes the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting, resulting in a charge of £6 million (a charge of £109 million was incurred in the nine months to 30 September 2014). Other volatile items also include a negative net derivative valuation adjustment of £11 million (nine months to 30 September 2014: a credit of £59 million), reflecting movements in the market implied credit risk associated with customer derivative balances.

Volatility relating to the insurance business

The Group’s statutory profit before tax is affected by insurance volatility caused by movements in financial markets generating a variance against expected returns, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge. Volatility relating to the insurance business decreased the Group’s statutory profit by £316 million in the nine months to 30 September 2015; this compares to negative insurance volatility of £197 million in the nine months to 30 September 2014.

Fair value unwind

The statutory (IFRS) results include the impact of the acquisition-related fair value adjustments arising from the acquisition of HBOS in 2009; these adjustments affect a number of line items.

The principal financial effects of the fair value unwind are to reflect the effective interest rates applicable at the date of acquisition, on assets and liabilities that were acquired at values that differed from their original book value, and to recognise the reversal of credit and liquidity risk adjustments as underlying instruments mature or become impaired. Generally, this leads to higher interest expense as the value of HBOS’s own debt accretes to par and a lower impairment charge reflecting the impact of acquisition balance sheet valuation adjustments.

Simplification and TSB costs

Simplification programme costs were £69 million (nine months to 30 September 2014: £650 million); and TSB build and dual running costs were £85 million (nine months to 30 September 2014: £414 million).

Charge relating to TSB disposal

On 20 March 2015 the Group announced that it had agreed to sell a 9.99 per cent interest in TSB Banking Group plc (TSB) to Banco de Sabadell S.A. (Sabadell) and that it had entered into an irrevocable undertaking to accept Sabadell’s recommended cash offer in respect of its remaining 40.01 per cent interest in TSB. The offer by Sabadell was conditional upon, amongst other things, regulatory approval.

The sale of the 9.99 per cent interest completed on 24 March 2015, reducing the Group’s holding in TSB to 40.01 per cent; this sale led to a loss of control and the deconsolidation of TSB. The Group’s residual investment in 40.01 per cent of TSB was then recorded at fair value, as an asset held for sale. The Group recognised a loss of £660 million reflecting the net costs of the Transitional Service Agreement between Lloyds and TSB, the contribution to be provided by Lloyds to TSB in moving to alternative IT provision and the net result on sale of the 9.99 per cent interest and fair valuation of the residual investment.

The Group announced on 30 June 2015 that all relevant regulatory clearances had been received and that the sale was therefore unconditional in all respects; the proceeds were received on 10 July 2015.

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Payment protection insurance (PPI)

The Group increased the provision for expected PPI costs by a further £1,900 million in the first nine months of 2015 bringing the total amount provided to £13,925 million with £2,103 million remaining unutilised. Reactive complaint volumes remain higher than expected; and the increase in provision also reflects higher than expected redress rates in the remediation programme. A number of risks and uncertainties remain, in particular in respect of complaint volumes, which are primarily driven by CMC activity. The current provision continues to assume a significant decrease in reactive complaint volumes over the next 15 months, compared with trends in recent quarters. If reactive complaint volumes do not decline or the decline is delayed, this could lead to additional provisions with sensitivities consistent with those provided in the Group’s 30 June 2015 results announcement. The Group notes the recent announcement from the FCA on Plevin and potential time barring for PPI and awaits further clarity on what this might mean for the sector once the outcome of the associated consultation process is known and the Group has not reflected any possible impacts resulting from this FCA announcement in the provision at 30 September 2015.

Other conduct provisions

The Group incurred a further charge of £535 million in the nine months to 30 September 2015 relating to potential claims and remediation in respect of products sold through the branch network and further investigation of matters highlighted through industry wide regulatory reviews, as well as legacy product sales and historical systems and controls such as those governing legacy incentive schemes. This includes £175 million in respect of complaints relating to Packaged Bank Accounts. In addition, the charge included the previously announced settlement of £117 million that the Group reached with the Financial Conduct Authority with regard to aspects of its PPI complaint handling process during the period March 2012 to May 2013.

Past service pensions credit

In 2014, the Group reviewed its defined benefit pension arrangements as part of a wider review of the pay, benefits and reward it offers to employees. As a result, the Group decided to reduce the cap on the increases in pensionable pay used in calculating the pension benefit, from 2 per cent to 0 per cent with effect from 2 April 2014. This change and other actions, which are expected to result in a reduced level of volatility in the value of the Group’s defined benefit pension schemes in the future, resulted in a £710 million credit in the income statement in the nine months to 30 September 2014.

Amortisation of purchased intangibles

A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite. This has resulted in a charge of £246 million in the nine months to 30 September 2015 (nine months to 30 September 2014: £253 million).

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income. The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

CAPITAL AND LEVERAGE DISCLOSURES

	At 30 Sept 2015	At 31 Dec 2014

Capital resources (transitional)	£ million	£ million

Common equity tier 1
Shareholders’ equity per balance sheet	43,226	43,335
Deconsolidation of insurance entities	(1,063)	(824)
Other adjustments	(1,055)	(1,183)
	41,108	41,328
Deductions from common equity tier 1	(10,452)	(10,639)
Common equity tier 1 capital[1,2]	30,656	30,689

Additional tier 1 instruments	9,177	9,728
Deductions from tier 1	(1,160)	(859)
Total tier 1 capital[2]	38,673	39,558

Tier 2 instruments and eligible provisions	12,943	14,530
Deductions from tier 2	(1,735)	(1,288)
Total capital resources[2]	49,881	52,800

Risk-weighted assets
Credit risk	174,946	186,562
Counterparty credit risk	8,359	9,108
Credit valuation adjustment risk	1,435	2,215
Operational risk	26,279	26,279
Market risk	3,375	4,746
Threshold risk-weighted assets	10,126	10,824
Total risk-weighted assets[1]	224,520	239,734

Leverage
Total tier 1 capital (fully loaded)	36,011	36,044

Statutory balance sheet assets	817,713	854,896
Deconsolidation and other adjustments	(152,913)	(165,184)
Off-balance sheet items	58,411	50,980
Total exposure[3]	723,211	740,692

Ratios[2]
Common equity tier 1 capital ratio[1]	13.7%	12.8%
Transitional tier 1 capital ratio	17.2%	16.5%
Transitional total capital ratio	22.2%	22.0%
Leverage ratio[3]	5.0%	4.9%

[1]	Common equity tier 1 capital resources, risk-weighted assets and the common equity tier 1 capital ratio are the same on both fully loaded and transitional bases.
[2]	No dividend accrual has been recognised in CET1 capital for the second half of the year as the Board has not yet considered the appropriate level of payout for the full year.
[3]	Calculated in accordance with CRD IV rules, as amended by delegated act (January 2015).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Chief Financial Officer

Dated:	28 October 2015